NEWS RELEASE

TSX: IMG   NYSE: IAG

IAMGOLD REPORTS 2014 RESERVES OF 8.6 MILLION OUNCES AND MEASURED AND INDICATED RESOURCES OF 21.4 MILLION OUNCES

All dollar amounts are in U.S. dollars unless otherwise indicated.

Toronto, Ontario, February 18, 2015 – **IAMGOLD Corporation** ("IAMGOLD" or "the Company") today announced its 2014 year-end mineral reserve and resource statement. (See attached table for more details.)

Total attributable proven and probable gold reserves decreased by 15% or 1.5 million ounces to 8.6 million ounces of gold at the end of 2014 due to three principal factors:

- changes in economic and geotechnical parameters, mainly at Rosebel (-735,000 ounces) offset by positive economic parameters resulting from an optimization process at Sadiola (+269,000 ounces),
- depletion at Rosebel, Essakane and Westwood sites (-790,000 ounces) somewhat offset by the increase in reserves at Westwood (+117,000 ounces), reflecting the transfer of resources into reserves, and
- a lower gold price assumption (-360,000 ounces) for reserves at the Company's owned and operated mines of $1,300 per ounce at December 31, 2014 compared to $1,400 a year earlier. At Sadiola the gold price assumption for reserves was $1,100 per ounce in both years.

Total attributable measured and indicated gold resources (inclusive of reserves) decreased by 9% or 2.0 million ounces to 21.4 million ounces of gold at the end of 2014 mainly due to changes in economic parameters and depletion at Rosebel (-1.6 million ounces) and Essakane (-510,000 ounces) partially offset by additional resources at the Company's development and exploration projects, such as Côté Gold (+100,000 ounces) and Boto Gold (+90,000 ounces). As at December 31, 2014, the Company also had attributable inferred resources of 7.0 million ounces.

Steve Letwin, President and CEO of IAMGOLD, said, "The exploration and mine site geology teams made remarkable progress on a number of fronts and are developing a strong pipeline of growth projects, during a time when they, along with their colleagues across the Company have been required to focus on doing more with less. Drilling activities on projects and mine sites totaled approximately 350,000 metres for the year. At our current annual rates of gold production, our 8.6 million ounce reserve represents a collective mine life of our gold assets of over 10 years and our 21.4 million ounce measured and indicated resource give the Company an extensive resource profile, enhanced by recent resource declarations and additions at our wholly-owned exploration projects in Senegal and Brazil.

"The 2014 expenditures for exploration, including greenfield programs and project studies totaled $69 million. The planned decrease in 2015 of $13 million to $56 million in annual exploration expenditures reflects our focused project prioritization. On April 9, 2014, at the Company's 100%-owned Pitangui gold project in Brazil, we declared a maiden inferred mineral resource estimate of 4.07 million tonnes grading 4.88 grams of gold per tonne for 0.64 million contained ounces based on an underground mine scenario and using a cut-off grade of 3.0 grams of gold per tonne. We are also excited about the progress to date and the work underway at the Boto Gold Project in Senegal, where results will be incorporated in a further resource estimate to support ongoing technical studies. In addition, the Company has several joint venture projects with exploration companies which have the potential to become development projects with further exploration success."

Notes to Investors Regarding the Use of Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This news release uses the terms "measured resources" and "indicated resources". We advise investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the "SEC") does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources
This news release also uses the term "inferred resources". We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Disclosure
IAMGOLD is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Note: Mineral reserves and mineral resources for IAMGOLD's gold mines for the 2014 year-end statement were estimated using a $1,300 per ounce gold price (unless otherwise indicated in the notes in Table 1) for mineral reserves and a $1,500 per ounce price for mineral resources (unless otherwise indicated in the notes in Table 1). For open pit operations, gold resources are constrained within an economic pit shell.

Cautionary Note to U.S. Investors
The SEC limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this news release, such as "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

The Canadian Securities Administrators' National Instrument 43-101 ("NI 43-101") requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.
A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to

proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

A Pre-Feasibility Study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Gold Technical Information and Qualified Person/Quality Control Notes

The mineral resource estimates contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). The "Qualified Person" responsible for the supervision of the preparation and review of all resource and reserve estimates for IAMGOLD is Lise Chenard, Eng., Director, Mining Geology. Lise has worked in the mining industry for more than 30 years, mainly in operations, project development and consulting. She joined IAMGOLD in April 2013 and acquired her knowledge of the Company's operations and projects through site visits, information reviews and ongoing communication and oversight of mine site technical service teams or consultants responsible for resource and reserve modeling and estimation.

She is considered a "Qualified Person" for the purposes of NI 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines (including current joint ventures) on three continents. A solid base of strategic assets in Canada, South America and Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Bob Tait, VP Investor Relations
Tel: (416) 360-4743 Mobile: (647) 403-5520
Laura Young, Director Investor Relations
Tel: (416) 933-4952 Mobile: (416) 670-3815
Penelope Talbot-Kelly, Analyst Investor Relations
Tel: (416) 933-4738 Mobile: (647) 280-0519
Toll-free: 1 888 464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx

Mineral Reserves and Resources of Gold Operations

GOLD OPERATIONS	Tonnes (000s)	Grade (g/t)	Ounces Contained (000s)	Attributable Contained Ounces (000s)
As at December 31, 2014	MINERAL RESERVES AND RESOURCES [1] [2] [3]			
Rosebel [4], Suriname				**(95%)**
Proven Reserves	76,371	1.1	2,603	2,473
Probable Reserves	17,269	1.0	552	524
Subtotal	**93,640**	**1.1**	**3,155**	**2,997**
Measured Resources	126,712	1.0	4,124	3,918
Indicated Resources	50,993	1.0	1,678	1,594
Inferred Resources	19,014	0.9	542	515
Essakane [5], Burkina Faso				**(90%)**
Probable Reserves	108,821	1.1	3,886	3,497
Subtotal	**108,821**	**1.1**	**3,886**	**3,497**
Indicated Resources	124,432	1.2	4,702	4,232
Inferred Resources	14,830	1.3	628	565
Westwood [6], Canada				**(100%)**
Proven Reserves	301	7.3	71	71
Probable Reserves	2,070	7.0	468	468
Subtotal	**2,371**	**7.0**	**539**	**539**
Measured Resources	199	11.7	75	75
Indicated Resources	1,455	11.1	520	520
Inferred Resources	9,729	10.9	3,397	3,397
Sadiola [7], Mali				**(41%)**
Probable Reserves	57,428	2.1	3,841	1,575
Subtotal	**57,428**	**2.1**	**3,841**	**1,575**
Measured Resources	12,971	0.8	320	131
Indicated Resources	102,146	1.9	6,275	2,573
Inferred Resources	5,523	1.6	291	119
Côté Gold [8], Canada				**(92.5%)**
Indicated Resources	278,600	0.9	7,716	7,137
Inferred Resources	52,300	0.7	1,241	1,148
Boto Gold [9], Senegal				**(100%)**
Indicated Resources	22,796	1.7	1,232	1,232
Inferred Resources	10,957	1.8	635	635
Pitangui [10], Brazil				**(100%)**
Inferred Resources	4,070	4.9	638	638
TOTAL				
Proven & Probable Reserves	262,260	1.4	11,421	8,608
Measured and Indicated Resources	720,304	1.2	26,642	21,412
Inferred Resources	116,423	2.0	7,373	7,018

(1) Measured and indicated resources are inclusive of proven and probable reserves.

(2) In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserve estimations but are deemed to have a reasonable prospect of economic extraction.

(3) Although "measured resources", "indicated resources" and "inferred resources" are categories of mineralization that are recognized and required to be disclosed under Canadian regulations, the SEC does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grade. See "Cautionary Note to U.S. Investors Regarding Mineral Reporting Standards".

(4) Rosebel mineral reserves have been estimated as of December 31, 2014 using a $1,300/oz gold price and mineral resources have been estimated as of December 31, 2014 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.

(5) Essakane mineral reserves have been estimated as of December 31, 2014 using a $1,300/oz gold price and mineral resources have been estimated as of December 31, 2014 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.

(6) Westwood mineral reserves have been estimated as of December 31, 2014 using a $1,300/oz gold price and mineral resources have been estimated as of December 31, 2014 using a 6.0 g/t Au cut-off over a minimum width of 2 metres and have been estimated in accordance with NI 43-101.

(7) Mineral reserves at Sadiola have been estimated as of December 31, 2014 using an average of $1,100/oz gold price and mineral resources have been estimated as of December 31, 2014 using a $1,600/oz gold price and have been estimated in accordance with JORC code.

(8) Côté Gold mineral resources have been estimated as of December 31, 2014 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.

(9) Boto mineral resources have been estimated as of December 31, 2014 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.

(10) Pitangui mineral resources have been estimated as of January 9, 2014 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.